
May 10, 2021

Murray Goldenberg
Chief Executive Officer
Triad Pro Innovators, Inc.
8275 S. Eastern Ave
Las Vegas, NV 89123

> **Re: Triad Pro Innovators, Inc.**
> **Offering Statement on Form 1-A**
> **Filed April 14, 2021**
> **File No. 024-11506**

Dear Mr. Goldenberg:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A Filed April 14, 2021

Cover page

1. You checked the box next to "Security to be acquired upon exercise of option, warrant or other right to acquire security" under "Types of Securities Offered in this Offering Statement" in Item 4 of Part I, to indicate that you are seeking to qualify the common shares underlying the warrants. Please revise your Offering Circular to disclose the common stock underlying the warrants in the offering.

2. We note that you have provided a price range for which you will offer the units. Please add a statement confirming that the company will offer the units at a fixed price within the range, and that it will provide final pricing information in a supplemental offering circular. Refer to Rule 251(d)(3)(ii) which prohibits at the market offerings. Please also add disclosure confirming that the company will not exceed $5,000,000, or another amount that is not more than $20,000,000 in gross proceeds. See Rule 251 (a)(1).

3.   You disclose that each unit consists of one Share of Common Stock and one Warrant exercisable at 150% of the market price of shares at the time of the Rights Offering. Since at the market offerings are not permitted under Regulation A, please disclose the fixed price of the exercise of each warrant for the duration of the offering. See Rule 251(d)(3)(ii).

4.   Please revise the aggregate offering price in Item 4 of Part I and on the cover page of the Offering Statement to reflect the proceeds to be received from the exercise of the warrants in the total maximum offering. Please also expand your use of proceeds section on page 16 to set forth how proceeds to be received from the exercise of the warrants will be used. See Note to Paragraph (a) of Regulation A Rule 251.

5.   You disclose here that your offering consists of a $5,000,000 Rights Offering and on page 19 you describe subscription rights. There are no rights securities in this offering. Please revise your disclosure to consistently disclose the securities in the offering.

Business, page 24

6.   The introductory paragraph includes a reference to "certain factors described in the Annual Report". Please revise.

Property, page 32

7.   Please provide the description of your co-generation plants and your facility in Phoenix, AZ as required by Item 8 of Form 1-A, including the location and general character of such plants, if the plants are not held in fee or are held subject to any major encumbrance, so state and briefly describe how held, and information regarding the suitability, adequacy, productive capacity and extent of utilization of the properties and facilities used in your business. Also, please provide us with an analysis that supports your belief that your principal place of business is in the United States or Canada. Refer to Securities Act Rule 251(b)(1) and, for additional guidance, please see Securities Act Rules Compliance and Disclosure Interpretation 182.03.

Description of Securities
Common Stock, page 40

8.   Please disclose the number of votes per common and preferred share stockholders are entitled. Also, you disclose that there shall be no cumulative voting but Section 31 of your bylaws filed as exhibit 3.2 discloses that stockholders may use cumulative voting for the election of directors.

<u>Legal Opinion - Exhibit 12.1, page 60</u>

9.   Please have counsel revise the legal opinion filed as exhibit 12.1 to address the legality of each component of the unit, the common stock and Class A warrants, as well as the unit itself. Please also have counsel opine on the common stock underlying the warrants if these securities are included in the offering. See Section II.B.1 of Staff Legal Bulletin 19.

<u>Governing Law, page 61</u>

10.   You disclose in your governing law provisions in Section 6 of your Subscription Agreement filed as exhibit 4.1 that the County of Clark, State of Nevada is the venue for any legal action, and Section 6(e) of your warrant agreement filed as exhibit 4.2 that the warrant agreement will be determined under Nevada laws. Please amend your Subscription Agreements to clearly state, if true, that these provisions do not, nor are intended to, apply to claims under the federal securities laws.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Erin Purnell at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing